February 2, 2012

Via EDGAR

Max A. Webb

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Dear Mr. Webb:

Re:   Inka Productions Corp. (the “Company”)
        Registration Statement on Form S-1
        Filed December 14, 2011
        File No. 333-171064

I am President and C.E.O. of the Company and am writing this letter on behalf of the Company.  Your comments are reprinted below along with our response and, if applicable, our proposed changes to the Registration Statement:

General

1.      We note your response to our prior comment 1 and your disclosure that you are a shell company. Please add a risk factor to account for implications of being designated as a shell company and delete the third paragraph in the Plan of Distribution section on page 14 that relates to sales in compliance with Rule 144.

ANSWER:  We have deleted the third paragraph in the Plan of Distribution section on page 14 as well, we have added the following risk factor:

BECAUSE WE HAVE NOMINAL ASSETS AND NO SIGNIFICANT REVENUE, WE ARE CONSIDERED A "SHELL COMPANY" AND WILL BE SUBJECT TO MORE STRINGENT REPORTING REQUIREMENTS.  ALL SHAREHOLDERS WITH RESTRICTED SHARES OF COMMON STOCK OF THE COMPANY WILL BE SUBJECT TO THE LIMITATIONS OF USING RULE 144 AS DESCRIBED IN RULE 144(I) OF THE SECURITIES ACT

Pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), a “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets.  As such, we are a “shell company” pursuant to Rule 144, and as such, sales of our securities pursuant to Rule 144 are not able to be made until (1) we have ceased to be a “shell company"; (2) we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended; and, (3) have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and a period of at least twelve months has elapsed from the date “Form 10 information” has been filed with the Commission reflecting the Company’s status as a non-“shell company.” If less than 12 months has elapsed since the Company ceases being a “shell company”, then only registered securities can be sold pursuant to Rule 144.  Therefore, any restricted securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose will have no liquidity until and unless such securities are registered with the Commission and/or until a year after we cease to be a “shell company” and have complied with the other requirements of Rule 144, as described above.  As a result, it may be harder for us to fund our operations and pay our consultants with our securities instead of cash.  Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Commission, which could cause us to expend additional resources in the future.  Our status as a “shell company” could prevent us from raising additional funds, engaging consultants, and using our securities to pay for any acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless.  Lastly, any shares held by affiliates will be subject to the resale restrictions of Rule 144(i).

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Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

2.      We note that the consent of your independent registered public accounting firm filed as Exhibit 23.1 refers to the use of the report dated December 3, 2010 with respect to the financial statements for the year ended October 31, 2010. Please revise the consent so that it refers to the independent auditors report dated January 27, 2012 with respect to the financial statements for the year ended October 31, 2011.

ANSWER:  Our independent registered public accounting firm has revised their consent as per your comment and we have filed the updated consent as Exhibit 23.1

Please contact me if you require further information.

Yours truly,

INKA PRODUCTIONS CORP.

Per: /s/ Roxana Gloria Candela Calixto

Roxana Gloria Candela Calixto

President

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